# Contact

www.linkedin.com/in/kaibrunner (LinkedIn)
sig2.com/ (Company)
kaibrunner.com/ (Personal)

## Top Skills

Management
Product Marketing
Branding & Identity

## Languages

English (Native or Bilingual)
German (Limited Working)
French (Native or Bilingual)

## Certifications

MIT's Approach to Design Thinking
Artificial Intelligence: Business Strategies and Applications

## Honors-Awards

The 2010 MEX Mobile User Experience Awards

## Publications

Deming and the Foundations of Continuous Software Design
Is DevOps Driving the Future of UX Design?
The Birth of Continuous Design
13 UX principles from an IT and DevOps perspective
The Automation of Design

# Kai Brunner

CEO & Co-Founder @ Sig2 Labs | Solving mistimed communication for work on properties and job sites
San Francisco Bay Area

## Summary

We're solving the problem of mistimed communication that causes delays to work on properties and job sites.

Time is wasted from getting messages at the wrong time, out of context, and buried in the noise. When you get information at the right place and at the right time, everything changes.

Location-based audio messages is the solution for operation managers in construction, property management and field services.

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## Experience

**Sig2 Labs**
Co-Founder / CEO
June 2023 - Present (2 years 2 months)
California, United States

Sig2 Labs is solving the problem of mistimed communication for work on properties and job sites. With location-based audio messages operation managers can update and remind crews in transit at the right place, at the right time.

**Stealth Startup**
Product Strategist
October 2022 - June 2023 (9 months)

• Planning / Positioning / Messaging
• End-to-end UX / PLG-readiness

**JMS media, LLC.**
2 years 4 months

Advisor
August 2022 - November 2022 (4 months)
California, United States

## Product Development
August 2020 - August 2022 (2 years 1 month)
California, United States

• Prototyped a media product with interactivity for consumer engagement
• Validating initiative across 20 small, medium and large businesses

## CloudBees
Senior Manager, Design
May 2019 - December 2019 (8 months)
San Jose

• Managed the transfer of product knowledge
• Determined UX debt for product roadmap
• Managed transition of design team to new design tools and process

## Electric Cloud (acquired by CloudBees)
6 years 1 month

Director of Design
May 2014 - April 2019 (5 years)
San Jose

• Shipped and evolved the top enterprise DevOps product (#1 three years in a row)
• Innovated enterprise UX for deployment automation and release orchestration
• Hired and mentored UX Designers for the DevOps domain

Head of Design
April 2013 - May 2014 (1 year 2 months)
Sunnyvale, California, United States

• Led the vision and execution of innovative UX, UI, and VD
• Established a design approach to consumerize enterprise software
• Collaborated in developing the Field Design Partnership

## Klamr
Head of User Experience
April 2012 - March 2013 (1 year)

• Led the production of UX, UI, and VD for iOS, Android and Web application
• Liaised with branding agency for product re-brand
• Collaborated with product management and engineering teams in Vietnam

## Mob.Me
Head of UX and UI Design

October 2011 - March 2012 (6 months)

• Conceived and designed a modular UI for a social recommendation iOS app, and SDK

• Designed the site for promoting the download of the app

• Collaborated with product management, designer and engineering teams in Brazil

## SuccessFactors
### Lead UI Designer
January 2011 - October 2011 (10 months)
San Mateo, California, United States

• Designed Web and mobile user interfaces for social learning enterprise SaaS

• Produced workflows and Wireframes

• Fixed usability issues

## LikeList.com
### UX Design Consultant
June 2010 - September 2010 (4 months)
Sunnyvale, California, United States

• Conceptualized a UX framework for local social recommendation

• Improved workflows for usability

• Produced feature prototypes

## Savvy Real Estate Services
### Lead UX Designer
March 2006 - September 2009 (3 years 7 months)
Lafayette, California, United States

• Developed web applications for commercial real estate sales, and for property management.

• Conducted user research through on-location interviews.

• Determined use cases to evaluate feasibility and technical scope.

• Defined the brand strategy for 3 affiliate company websites to align their user experience.

• Produced video content for product and investment presentations.

• Hired and managed a web developer, information architect, graphic designer, and videographer.

• Managed projects.

## Connected-dots
### Principal & Lead Creative
June 2001 - October 2004 (3 years 5 months)

San Francisco Bay Area

• Provided consulting services in web application development.

• Wrote project documentation and estimates.

## Isys Global Internet Solutions
Creative Director
January 2001 - May 2001 (5 months)
San Francisco Bay Area

• Managed the design team

• Led the design for business-centric web applications

• Wrote proposals and quoting

## SegaSoft
Creative Director
January 1999 - January 2001 (2 years 1 month)

• Hired and managed the design team

• Led the design for SEGA's new Dreamcast console Web interface

• Liaised with Razorfish for site re-design

• Wrote and produced promotional video for the E3 convention

## Presentek, Inc.
Art Director
January 1998 - January 1999 (1 year 1 month)
Los Gatos, California, United States

• Designed marketing websites for Silicon Valley-based clients

• Designed business presentations for Mitsubishi Electric

## KB Studio
Sr. Designer
January 1994 - January 1998 (4 years 1 month)
Geneva, Switzerland

• Presented a live team demo of interactive title production at the Olympic Museum

• Designed interactive CD-ROM digital magazines

• Designed an interactive kiosk game for Citroën booth at the Geneva car show

• Designed an interactive kiosk digital catalog for the Basel World Watch & Clock Fair

• Designed the advertising campaign poster for the EVIAN Women's Golf Tournament

## Education

**MIT Sloan School of Management**
Executive Education, Design Thinking · (2016 - 2017)

**University of California, Berkeley, Haas School of Business**
Executive Education, Artificial Intelligence: Business Strategies and
Applications · (2019 - 2020)